                               ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 18

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INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106105B
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EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

July 1, 2006            October 31, 2005 to October 31, 2006      /S/ Frank R. Vento
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     In  consideration  of the  premium  charged  for this  Bond,  it is  hereby understood  and agreed that the Limit of Liability  for the  following  Insuring
Agreements is hereby amended, effective July 1, 2006 to be:

                                                            Limit of Liability

Insuring Agreement A- FIDELITY                              $115,000,000
Insuring Agreement C- ON PREMISES                           $115,000,000
Insuring Agreement D- IN TRANSIT                            $115,000,000
Insuring Agreement E- FORGERY OR ALTERATION                 $115,000,000
Insuring Agreement F- SECURITIES                            $115,000,000
Insuring Agreement G- COUNTERFEIT CURRENCY                  $115,000,000
Insuring Agreement I- PHONE/ELECTRONIC TRANSACTIONS         $115,000,000
Insuring Agreement J- COMPUTER SECURITY                     $115,000,000

     PROVIDED,  however, that nothing herein shall increase any of the limits of liability  placed on certain losses under Insuring  Agreement I, as described in
Rider No. 11.

     Except as above  stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.